Exhibit 12.1

McKESSON CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months
	Ended	Years Ended March 31, (e)
(Dollars in millions)	Dec. 31, 2013	2013	2012	2011	2010	2009
Earnings:

Income from continuing operations before income taxes	$1,631	$1,919	$1,919	$1,635	$1,864	$1,064
Adjustment to exclude equity in net income of and dividends from equity investees	3	(1)	(2)	9	(2)	(1)
Fixed charges	253	322	332	280	240	195
Amortization of capitalized interest	2	2	3	3	4	4
Less: Capitalized interest	—	(1)	(1)	(3)	—	(1)

Earnings as adjusted	$1,889	$2,241	$2,251	$1,924	$2,106	$1,261

Fixed charges:

Interest expense (a) (b)	$186	$240	$251	$222	$187	$144
Capitalized interest	—	1	1	3	—	1
Portion of rental expense representative of the interest factor (c)	67	81	80	55	53	50

Total fixed charges	$253	$322	$332	$280	$240	$195

Ratio:

Ratio of earnings to fixed charges	7.5	7.0	6.8	6.9	8.8	6.5

Adjustments (d):

Estimated net increase in interest expense from refinancing	88	118

Total pro forma fixed charges	$341	$440

Pro forma ratio of earnings to fixed charges	5.5	5.1

(a)	Interest expense includes amortization of debt discounts and deferred loan costs and amortization of capitalized interest costs.
(b)	Interest accrued on the liability recorded for uncertain tax positions is excluded from Interest expense.
(c)	One-third of net rent expense is the portion of rental expense deemed as reasonable approximation of the interest factor.
(d)	The pro forma ratio of earnings to fixed charges for the nine months ended December 31, 2013 and for the year ended March 31, 2013 gives effect to the public offering of $400,000,000 aggregate principal amount of McKesson Corporation’s Floating Rate Notes due September 10, 2015, $700,000,000 aggregate principal amount of McKesson Corporation’s 1.292% Notes due March 10, 2017, $1,100,000,000 aggregate principal amount of McKesson Corporation’s 2.284% Notes due March 15, 2019, $1,100,000,000 aggregate principal amount of McKesson Corporation’s 3.796% Notes due March 15, 2024 and $800,000,000 aggregate principal amount of McKesson Corporation’s 4.883% Notes due March 15, 2044 as if it had occurred on April 1, 2013 and April 1, 2012, respectively. The fixed charges include interest cost for McKesson Corporation’s Floating Rate Notes due September 10, 2015 based on the pricing as of March 5, 2014. The interest rate for McKesson Corporation’s Floating Rate Notes due September 10, 2015 could change during the period for which such notes are outstanding and therefore could differ from the amounts reflected in the pro forma information presented above.
(e)	Fiscal years ended March 31, 2013 and prior have not been recast to reflect the discontinued operations presentation in the nine months ended December 31, 2013.

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